Exhibit 99.52

PyroGenesis Files Application to Uplist to TSX as
a Technology Company

MONTREAL, Quebec (GlobeNewswire – October 6th, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products,  is pleased to announce that it has applied to have its common shares listed on the Toronto Stock Exchange (“TSX”), as a technology Company.

Listing is subject to the approval of the TSX in accordance with its original listing requirements for technology companies. The TSX has not conditionally approved the company’s listing application and there is no assurance that the TSX will approve the listing application. Without limitation, the original listing requirements of the TSX provide that a company must have a minimum of $10,000,000 in the treasury, the majority of which has been raised by the issuance of securities qualified for distribution by a prospectus, which requirement is not currently satisfied by the company.

“We are proud to announce today that the Board of Directors of PyroGenesis, believing  that the Company is at a stage where investors could benefit from an up-listing to a more senior exchange, has taken, and is taking, steps to do just that,” said P. Peter Pascali, CEO of PyroGenesis Canada Inc. “Although the Company does not need to raise cash for working capital purposes it does not, as noted, have on its balance sheet the requisite funds raised by prospectus which is mandated by the TSX for any company that wants to be listed as a technology company.  Upon receiving conditional approval from the TSX, the Company will consider, based on market conditions at the time, if it will proceed in due course.  In the interim, the Company has, and will, file the appropriate documents and take all other measures to be in position to act quickly should the opportunity to up-list be acceptable to the Board of Directors. Notwithstanding our sincere desire to up-list, there is no guarantee that either the TSX will approve the listing application or that the market conditions at the time of approval will be acceptable to the Board. Should for any reason the up listing not be pursued, we would consider that a material change which would be press released immediately.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/